AGREEMENT

This Agreement ("**Agreement**") dated January 20, 2009 is made and entered into between Best Energy Services, Inc., a Nevada corporation with offices at 1010 Lamar, Suite 1200 Houston, Texas 77002 ("**BES**" or the "**Company**"), and Larry W. Hargrave ("**Hargrave**") as follows:

W I T N E S S T H:

WHEREAS, Hargrave was employed by BES as its Chairman, President and Chief Executive Officer pursuant to an Employment Agreement dated March 5, 2008 (the "**Employment Agreement**") , a copy of which is attached hereto as Exhibit A; and

WHEREAS, Hargrave's employment with BES terminated effective October 13, 2008; and

WHEREAS, Hargrave and BES (hereinafter together referred to as the "Parties") desire to set forth the terms relating to the separation payment to be made to Hargrave pursuant to Section 6 of the Employment Agreement as a result of the termination of Hargrave's employment; and

WHEREAS, in furtherance of such agreement, the Parties have agreed to the terms and conditions of this Agreement as set forth below;

Therefore, as material considerations and inducements to the execution and delivery of this Agreement and in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby contract, covenant, and agree as follows:

1.   **Capitalized Terms.** Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meaning set forth in the Employment Agreement.

2.   **Termination.** Effective as of October 13, 2008 (hereinafter referred to as the "Termination Date"), Hargrave's status as an employee and officer of BES ceased in its entirety.

3.   **Consideration.** Hargrave shall be paid the following:

    (a)   Cash Payment. Hargrave has been paid the amount of $25,000, which equals two (2) months pay at his current Base Salary.

    (b)   Common Stock. Hargrave will be issued 75,000 shares of the Company's common stock, par value $0.001 per share ("**Common Stock**"), in three equal installments of 25,000 shares each with the first such installment to be issued on January 20, 2009 and the second and third such installments to be issued on January 31, 2009 and February 28, 2009, respectively

    (c)   Medical Insurance. Subject to the terms of the Company's medical insurance plan in effect as of the date hereof, BES will pay for Hargrave to remain covered under the Company's current medical insurance plan (at current levels of coverage) through April 30, 2009.

(d) <u>Reimbursement of ARH Receivables</u>. BES has collected certain accounts receivable of American Rig Housing, Inc , a Texas corporation ("**ARH**"), arising prior to February 28, 2008 (the "Receivables"). The Company agrees to pay such collected Receivables to Hargrave in cash by corporate check in accordance with the terms of this Section 3(d). The payment to be made pursuant to this Section 3(d) shall be made from and after the later of (i) the date that all funds are released from the account established pursuant to that certain Escrow Agreement dated February 14, 2008 by and among the Company, Tony Bruce and JP Morgan Chase Bank, N.A. and (ii) the date that the Company and Hargrave agree upon the amount of the Receivables collected by the Company.

(e) <u>Reimbursement of Business Expenses</u>. BES will reimburse Hargrave for verified out-of-pocket expenses incurred by Hargrave in the performance of his duties under the Employment Agreement.

(f) <u>Deferred Compensation</u>. The Company has previously agreed to pay Hargrave a total of $ 1,000,000 in deferred compensation (the "**Deferred Compensation**") and currently owes $850,000 of the Deferred Compensation to Hargrave. The Deferred Compensation shall be payable as follows: (i) upon execution and delivery of this Agreement, the Company shall issue a total of 600,000 shares of Common Stock valued at $0.50 per share to Hargrave; (ii) beginning on January 15, 2009 and continuing through and including April 15, 2009, the Company shall pay Hargrave $15,000 per month on the 15th day of each month; and (iii) beginning on May 15, 2009, the Company shall pay Hargrave $10,000 per month for a period of 49 months. All amounts paid pursuant to this Section 3(f) shall represent full and final payment of the Deferred Compensation. Notwithstanding anything to the contrary set forth in this Agreement, if the Board of Directors of the Company reasonably determines that the Company does not have sufficient cash to pay any amounts pursuant to this Section 3(f) or if the payment of such amounts would cause a default under any agreement to which the Company is a party, then the Company may postpone the payment of any such amount until the cause of such non-payment has been resolved.

(g) <u>Taxes and Withholding</u>. All payments made to Hargrave under this Agreement shall be less applicable tax withholding and payroll deductions.

The payments delivered pursuant to Paragraphs (a) through (g) above are referred to as the "**Consideration**." BES is not obligated to pay any of the Consideration if Hargrave revokes or breaches this Agreement. Hargrave acknowledges the sufficiency of the Consideration as consideration to him for executing this Agreement and agreeing to be bound by its terms.

Additionally, Hargrave acknowledges and agrees that upon payment of the Consideration, he will have been paid all moneys owed to him pursuant to the Employment Agreement.

4. **Release.**

(a)   Release and Assignment of All Claims by Hargrave. In consideration of BES's agreement to provide the Consideration described in Paragraph 3 of this Agreement, Hargrave, his spouse, heirs, executors, trustees, assigns, and attorneys, if any (collectively, the "**Releasors**"), hereby release and forever discharge BES and all of its past, present and future officers, directors, stockholders, partners, representatives, board members, subsidiaries, parent companies, related entities, insurance carriers, agents, servants, employees, successors, assigns, heirs, legatees, and attorneys, in their individual and official capacities (the "**Released Parties**"), from any and all claims, causes of action, lawsuits, proceedings, damages, interests, benefits, and all other demands of any kind or character whatsoever, in law or in equity, in any way directly or indirectly related to or connected with his employment or separation therefrom with the Released Parties. This Release includes, without limitation, the following:

(i)   Claims related to Hargrave's employment and/or the termination of his employment including, without limitation, any allegation of a violation of any employment, bonus, or other compensation agreement with BES, including, without limitation, the Employment Agreement;

(ii)   Claims that could have been asserted in any Charge of Discrimination filed by Hargrave with the Equal Employment Opportunity Commission and/or the Texas Workforce Commission--Civil Rights Division;

(iii)   Claims arising under state or federal constitution or state or federal statute (including, without limitation, all tort claims), city ordinance, or public policy, including, without limitation, the Securities Exchange Act of 1934, as amended, the Employee Retirement Income Security Act of 1974, 29 U.S.C. §1001 et seq. and claims involving employment discrimination, harassment, and/or retaliation of any form (including, without limitation, claims under the Age Discrimination in Employment Act of 1967, 29 U.S.C. §621 et seq., Title VII of the Civil Rights Act of 1964 as amended, 42 U.S.C. §2000e et seq., the Civil Rights Act of 1870, 42 U.S.C. §1981, the Americans with Disabilities Act of 1990, 42 U.S.C. §12101 et seq., the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq., the Equal Pay Act, 29 U.S.C. §206, the Texas Commission on Human Rights Act, Tex. Lab. Code Ann. §21.001 et seq., and/or the Texas Workers' Compensation Act, Tex. Lab. Code §451.001 et seq.);

(iv)   Claims arising under state or federal contract, tort, or common law, including, without limitation, any claim of breach of contract, promissory estoppel, detrimental reliance, wrongful discharge, false imprisonment, assault, battery, intentional infliction of emotional distress, defamation, slander, libel, fraud, invasion of privacy, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, conversion, and tortious interference with any type of third-party relationship, as well as any and all damages that may arise out of any such claims, including, without limitation, claims for economic loss, lost profits, loss of capital, lost wages, lost earning capacity, emotional distress, mental anguish, personal injuries, punitive damages, or any future damages;

(v)   Claims of retaliation of any nature, including, but not limited to, the anti-retaliatory provisions of the statues identified in Paragraph 4(a)(iii) of this Agreement; and

(vi)   CLAIMS OF NEGLIGENCE OF ANY KIND INCLUDING, WITHOUT LIMITATION, GROSS NEGLIGENCE AGAINST BES BASED UPON THE ACTION OR INACTION OF BES.

The claims described in Paragraph 4(a)(i) through (vi) are hereinafter collectively referred to as the "**Claims**." This Agreement may be pleaded as, and shall constitute, an absolute and final bar to any and all lawsuits or administrative claims now pending, or that may hereafter be filed or prosecuted by Releasors against the Released Parties that arose out of or in connection with any of the Claims. Additionally, Hargrave agrees that at no time subsequent to the execution of this Agreement will he permit the filing or maintenance, in any state, federal, or foreign court, or before any local, state, federal, or foreign administrative agency, or any other tribunal, of any charge, claim, or action of any kind arising out of or in any way related to any of the Claims. Finally, it is the intention of the Parties that this Agreement shall be construed as broadly and all-encompassing as permitted by law and that, notwithstanding such intention, if it is found that any claim of any kind has not been released, Hargrave agrees that any such claim is hereby assigned to BES. Nothing in this Agreement shall be construed to affect the rights and responsibilities of the Equal Employment Opportunity Commission (the "**Commission**"), the National Labor Relations Board (the "**NLRB**"), or any other federal, state or local agency with similar responsibilities to enforce any laws pertaining to employment discrimination or retaliation, or union activity or participation. Likewise, this waiver will not be used to justify interfering with the protected right of any employee to file a charge or participate in an investigation or proceeding conducted by the Commission, the NLRB or any similar agency; however, Hargrave waives the right to any benefits or recovery arising out of any such proceeding.

(b)   Limited Release by BES. In consideration of the payments made to Hargrave pursuant to this Agreement and the Release and Assignment of all Claims by Hargrave pursuant to Paragraph 4, BES, its past, present and future officers, directors, stockholders, partners, representatives, board members, subsidiaries, parent companies, related entities, insurance carriers, agents, servants, employees, successors, assigns, heirs, legatees, and attorneys, hereby release Hargrave and forever discharge him from any and all claims or causes of action which it or any of them may have against him arising out of or relating in any manner whatsoever to his employment with BES, except for breaches of fiduciary duty, violations of securities laws or fraud.

5.   **Director.** Hargrave is currently a member of the Board of Directors of BES with a term of office expiring at the Company's annual meeting of stockholders in 2009. Hargrave shall remain as a director of BES until the expiration of his term of office.

6.   **No Future Employment.** Hargrave agrees that BES has no obligation, contractual or otherwise, to employ Hargrave as an employee of BES in the future. Hargrave hereby waives any right to future employment as an employee of BES.

7.   **Stock Options.** Hargrave has previously been granted the following options to purchase shares of the Company's common stock:

Number of Options	Exercise Price Per Share	Date of Grant	Expiration Date	Vesting
300,000	$0.16	March 5, 2008	March 5, 2013	Immediate
300,000	$0.50	March 5, 2008	March 5, 2013	December 31, 2008

All of such options shall remain in full force and effect in accordance with their respective terms.

8.   **No Admission of Wrongdoing.** Both Parties acknowledge and agree that this Agreement shall not be construed as an admission by the other of any act of wrongdoing, liability, or responsibility for any wrongdoing of any kind.

9.   **Taxation Consequences and Indemnity.** Hargrave acknowledges and agrees that BES has made no representations to him regarding the taxation of any portion of the Consideration. Hargrave also understands that he is solely responsible for the payment of all taxes, if any, related to the Consideration and that BES has no duty to defend him against any such claims. Finally, Hargrave understands and agrees that he shall fully indemnify BES for any claims brought by taxing authorities against BES seeking payment of taxes, penalties, and/or interest related in any way to the assessment, determination, and/or reporting of taxes under federal, state, and/or local law. This agreement to indemnify BES includes the agreement to pay all attorneys' fees and other costs that BES may reasonably incur in the defense of such claims; additionally, the choice of counsel to represent BES in any such proceedings to which this agreement to indemnify applies shall at all times rest within the sole discretion of BES. Finally, Hargrave agrees that, if requested by BES at any time following his execution of this Agreement, he shall complete, execute, and deliver to BES a Form W-4 and/or Form W-9 providing such information as may be necessary for any party issuing the appropriate Internal Revenue Service form related to the Consideration.

10.   **Entire Agreement.** Hargrave acknowledges and agrees that, except as expressly set forth herein, no representations of any kind or character have been made by or on behalf of BES to induce his execution of this document and that this Agreement constitutes the complete understanding and agreement between him and BES. Hargrave also acknowledges and agrees that this Agreement supersedes any and all prior agreements, promises, or inducements concerning the subject matter of this Agreement. By executing and delivering this Agreement, Hargrave expressly disclaims any reliance on any representations, promises, or other statements by BES, except to the extent such representations, promises, or other statements are expressly contained in this Agreement.

11.   **Confidentiality.** Hargrave agrees to maintain the confidentiality of the terms, contents and conditions of this Agreement and shall not further disclose or discuss the Agreement except to governmental officials; as required by law; to tax advisors; and for other good cause after notice to BES and written approval by its Chairman of the Board. Hargrave

shall instruct his tax advisors as to the terms of this Paragraph and shall insist upon their compliance with the terms of this Paragraph.

12.   Property and Confidential Information. Hargrave represents and warrants that he has returned any and all property, information or documents including, but not limited to, any and all confidential information belonging to BES, including any originals, copies or summaries currently in Hargrave's possession, custody or control.

13.   Default and Notice. In the event that BES fails to make any payment due under the provisions of this Agreement, Hargrave shall give written notice of such failure to BES, and BES shall have a period of fifteen (15) business days from receipt of such notice in which to cure such default. For purposes of this Paragraph 13, all notices to BES for failure to make any payment due under this Agreement shall be in writing and either hand delivered or sent by Certified Mail, Return Receipt Requested, to Steven R. Jacobs, Jackson Walker L.L.P., 112 East Pecan Street, Suite 2400, San Antonio, Texas 78205.

14.   No Presumption Against Interest. This Agreement has been jointly negotiated, drafted, and reviewed by Hargrave and BES and, therefore, no provision arising directly or indirectly herefrom may be construed against any Party as being drafted by that Party.

15.   Waiver. No waiver of any of the terms of this Agreement shall be valid unless in writing and signed by all Parties to this Agreement. The waiver by any party hereto of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party, nor shall any waiver operate or be construed as a rescission of this Agreement.

16.   Severability. The Parties agree that should any part of this Agreement be declared or determined by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the Parties intend that the legality, validity, and enforceability of the remaining parts shall not be affected thereby, and said illegal, invalid or unenforceable part shall be deemed not to be a part of this Agreement. However, the Parties have carefully read and understand the provisions herein and agree that all aspects of this Agreement are reasonable.

17.   Captions. The captions contained in this Agreement are intended for convenience only and should not be considered in interpreting the terms of this Agreement.

18.   Understanding of Agreement. By signing this Agreement, Hargrave acknowledges that he has fully and carefully read this Agreement, that he fully understands and agrees to its contents and effects, and that he is entering into this Agreement of his own free will and accord. Hargrave further agrees and acknowledges that:

- He has read and considered the terms of this Agreement, including the Release and Assignment of All Claims set forth in Paragraph 4;

- He understands and agrees to such terms of his own free will and accord;

- He has had an opportunity to consult with an attorney prior to executing this Agreement, and he is hereby advised in writing to consult with counsel of his choice prior to executing and delivering this Agreement;

- The Release and Assignment of all Claims set forth in Paragraph 4 specifically refers to rights and/or claims that may arise under the Age Discrimination in Employment Act, 29 U.S.C. §§ 621 et seq., and any similar state or local protective statute;

- Through this Agreement, he is releasing BES, along with the other parties named above as the "Released Parties," from any and all claims that he has or may have against them;

- He has been given at least twenty-one (21) days to consider this Agreement (but remains free to execute this Agreement before the expiration of the twenty-one (21) days);

- For a seven (7) day period following his execution of this Agreement, he may revoke it, and it will not become effective or enforceable until the expiration of the seven (7) day period; and

- His revocation, if any, must be in writing and sent to Steven R. Jacobs, Jackson Walker L.L.P., 112 East Pecan Street, Suite 2400, San Antonio, Texas 78205, on or before the expiration of the seventh day after this Agreement is executed by Hargrave via facsimile at (210) 978-7790 or hand delivery at the address above or e-mail to Steven R. Jacobs at sjacobs@jw.com. If Hargrave revokes this Agreement, he shall not be entitled to receive any payments under it.

19. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

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BEST ENERGY SERVICES, INC.



By: Mark G. Harrington

Title: Chairman & CEO

Larry W. Hargrave